UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

TOP KINGWIN LTD

(Exact name of registrant as specified in its charter)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On August 19, 2024, Ms. Dan Wu resigned as the Chief Financial Officer of Top Kingwin Ltd (the “Company”), which was accepted by the board of directors of the Company (the “Board”) with immediate effect. Ms. Wu’s resignation is for personal reasons and there are no disagreements between Ms. Wu and the Company. Her departure is not related to the operations, policies or practices of the Company or any issues regarding accounting policies or practices.

On August 19, 2024, the Company entered into an employment agreement with Ms. Jie Yang to replace Ms. Wu as Chief Financial Officer of the Company (the “CFO Employment Agreement”). Pursuant to the terms of the CFO Employment Agreement, Ms. Yang’s initial term of employment is from August 19, 2024 through August 19, 2025. Thereafter, the CFO Employment Agreement shall be automatically extended, upon the same terms and conditions, for successive one-year periods, unless either party provides written notice of its/her intention not to extend the term at least thirty (30) days prior to the end of the relevant term.

Ms. Yang shall receive an initial pre-tax monthly base salary of $2,000, paid monthly in accordance with the Company’s regular payroll practices, and such compensation is subject to annual review and adjustment by the Board in its sole discretion. She shall be eligible to receive a discretionary bonus based on performance as determined by the Board.

On August 19, 2024, Mr. Siqi Cao, a director of the board, and Mr. Tzun Chan, an independent director of the Board, notified the Company that they intended to resign from the Board for personal reasons effective as of August 19, 2024. Mr. Cao and Mr. Chan’s decision to resign is not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies or practices. As a result, on August 19, 2024, the Board appointed Mr. Dongliang Mao and Mr. Zhanlin Liao to fill the vacancies due to the departure of Mr. Cao and Mr. Chan. The Board has determined that Mr. Zhanlin Liao qualifies as an independent director under the rules of the NASDAQ Stock Market LLC. Mr. Liao will serve on the Nominating and Corporate Governance Committee, and the Compensation Committee of the Board. Mr. Liao will also serve as the Chair of the Nominating and Corporate Governance Committee.

There is no family relationship among Mr. Liao, Mr. Mao, and any of our other officers and directors. There are no understandings or arrangements between the two incoming directors and any other person pursuant to which they were appointed as directors.

Jie Yang, aged 42, was the co-founder and general manager of the delivery center of Huachuang Industry Research (Guangzhou) Co., Ltd. From August 2021 to December 2021, she was the director of consulting department of Shangkuai Public Accounting Firm (special general partnership) Guangdong Branch. From December 2018 to July 2021, she was the director of consulting department of Zhongtao Huayi Accountants Co., Ltd. Ms. Yang obtained a bachelor's degree in accounting from Sun Yat-Sen University in July 2014. She achieved her Certified Tax Agent (CTA) certification in China in 2017.She further achieved her Certified Public Accountant (CPA) certification in China in 2019.

Dongliang Mao, aged 45, has been the general manager of Guangdong Tiancheng Jinhui Enterprise Management Consulting Co., Ltd. from October 2023. From June 2020 to now, Mr. Mao has been the executive Director of Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd. Mr. Mao obtained a Certificate of Completion in Business Administration from Sun Yat-Sen University in July 2023.

Zhanlin Liao, aged 37, has been the financial director of Fenglian International Co., Ltd. Digital Technology from June 2019. From January 2014 to January 2019, Mr. Liao was the financial manager of BYD Co., Ltd. New Energy Vehicles. From October 2009 to December 2013, Mr. Liao was the assistant manager of KPMG Huazhen LLP Accounting Firm. Mr. Liao earned his bachelor’s degree in financial applied computing from Nanyang Technological University in September 2009.

EXHIBITS

Number	Description

10.1	CFO Employment Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd

Date: August 20, 2024	By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Chief Executive Officer

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